Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TSX:   LOR

AMEX:   LRP

TORONTO, CANADA, November 18, 2004 – Notification of Annual General Meeting.

LORUS THERAPEUTICS INC.

ANNUAL MEETING

THURSDAY, NOVEMBER 18, 2004

4:00 PM EST

TORONTO STOCK EXCHANGE

The Conference Centre, Ground Floor

Toronto, Ontario

To listen to this event, please enter http://www.lorusthera.com/inv_news_wc.asp on the web browser.

For a complete listing of upcoming and archived webcasts available through Canada NewsWire, please review the event calendar by logging on to www.newswire.ca/webcast.  CNW’s webcast of earnings calls is consistent with Market Regulation Services Inc. (RS) initiatives to broaden investor access through the use of new technology.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.